UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2009

Attached is the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2009, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 6, 2009 with the Ministry of Finance of Japan. The registrant’s quarterly report filed with the Ministry of Finance included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated August 5, 2009, a copy of which was furnished under cover of Form 6-K on August 5, 2009.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: August 6, 2009

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2009	June 30, 2009	June 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥1,052,777	¥988,863	$10,301
Short-term investments	20,264	14,931	155
Notes and accounts receivable, trade	1,947,765	1,732,610	18,048
Allowance for doubtful accounts	(45,208)	(37,664)	(392)
Inventories (Note 3)	313,494	364,758	3,800
Prepaid expenses and other current assets	512,479	596,268	6,211
Deferred income taxes	266,480	246,277	2,565

Total current assets	4,068,051	3,906,043	40,688

Property, plant and equipment:
Telecommunications equipment	14,705,383	14,756,059	153,709
Telecommunications service lines	13,968,838	14,026,922	146,114
Buildings and structures	5,770,337	5,794,658	60,361
Machinery, vessels and tools	1,755,854	1,769,708	18,435
Land	1,111,734	1,111,434	11,577
Construction in progress	305,167	304,827	3,175

	37,617,313	37,763,608	393,371
Accumulated depreciation	(27,415,794)	(27,638,113)	(287,897)

Net property, plant and equipment	10,201,519	10,125,495	105,474

Investments and other assets:
Investments in affiliated companies	622,735	627,986	6,542
Marketable securities and other investments	277,375	297,646	3,100
Goodwill	453,617	490,241	5,107
Other intangibles	1,406,991	1,412,879	14,717
Other assets	894,828	915,313	9,535
Deferred income taxes	871,272	867,842	9,040

Total investments and other assets	4,526,818	4,611,907	48,041

Total assets	¥18,796,388	¥18,643,445	$194,203

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2009	June 30, 2009	June 30, 2009
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥388,028	¥508,019	$5,292
Current portion of long-term debt	603,041	480,669	5,007
Accounts payable, trade	1,302,607	1,032,280	10,753
Accrued payroll	454,575	338,936	3,530
Accrued interest	12,481	11,532	120
Accrued taxes on income	288,803	103,865	1,082
Accrued consumption tax	28,326	46,162	481
Advances received	114,934	140,907	1,468
Deposit received	275,089	347,799	3,623
Other	226,315	213,315	2,222

Total current liabilities	3,694,199	3,223,484	33,578

Long-term liabilities:
Long-term debt	3,691,688	3,873,036	40,344
Obligations under capital leases	47,394	44,279	461
Liabilities for employees’ retirement benefits	1,639,785	1,646,136	17,148
Other	577,692	588,696	6,132

Total long-term liabilities	5,956,559	6,152,147	64,085

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4)
Authorized - 6,192,920,900 shares Issued - 1,574,120,900 shares at March 31 and June 30, 2009	937,950	937,950	9,770
Additional paid-in capital	2,841,037	2,841,022	29,594
Retained earnings (Note 4)	5,066,637	5,133,414	53,473
Accumulated other comprehensive income (loss)	(341,917)	(316,100)	(3,293)
Treasury stock, at cost (Note 4) - 250,844,167 shares at March 31 and 250,837,590 shares at June 30, 2009	(1,205,597)	(1,205,557)	(12,558)

Total NTT shareholders’ equity	7,298,110	7,390,729	76,986

Noncontrolling interests	1,847,520	1,877,085	19,554

Total equity	9,145,630	9,267,814	96,540

Contingent liabilities (Note 8)
Total liabilities and equity	¥18,796,388	¥18,643,445	$194,203

	Yen		U.S. dollars (Note 2)
	March 31, 2009	June 30, 2009	June 30, 2009
Per share of common stock:
Shareholders’ equity	¥5,515.18	¥5,585.14	$58.18

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Operating revenues:
Fixed voice related services	¥663,530	¥599,174	$6,241
Mobile voice related services	598,932	540,016	5,625
IP/packet communications services	695,066	761,269	7,930
Sale of telecommunications equipment	216,374	163,810	1,706
System integration	256,236	283,765	2,956
Other	163,450	154,855	1,613

	2,593,588	2,502,889	26,071

Operating expenses (Note 7):
Cost of services (exclusive of items shown separately below)	576,032	582,851	6,071
Cost of equipment sold (exclusive of items shown separately below)	266,513	213,552	2,225
Cost of system integration (exclusive of items shown separately below)	159,773	182,150	1,897
Depreciation and amortization	503,756	496,606	5,173
Impairment loss	—	304	3
Selling, general and administrative expenses	715,451	701,655	7,309

	2,221,525	2,177,118	22,678

Operating income (loss)	372,063	325,771	3,393

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(15,182)	(14,805)	(154)
Interest income	6,323	6,338	66
Other, net	24,697	8,612	90

	15,838	145	2

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	387,901	325,916	3,395

Income tax expense (benefit):
Current	149,054	124,554	1,297
Deferred	(794)	7,760	81

	148,260	132,314	1,378

Income (loss) before equity in earnings (losses) of affiliated companies	239,641	193,602	2,017
Equity in earnings (losses) of affiliated companies	3,535	2,704	28

Net income (loss)	243,176	196,306	2,045

Less - Net income attributable to noncontrolling interests	(67,642)	(56,749)	(591)

Net income (loss) attributable to NTT	¥175,534	¥139,557	$1,454

Summary of total comprehensive income (loss):
Net income (loss)	¥243,176	¥196,306	$2,045
Other comprehensive income (loss)	(33,629)	32,488	338
Comprehensive income (loss)	209,547	228,794	2,383
Less - Other comprehensive income attributable to noncontrolling interests	(63,821)	(63,420)	(660)
Comprehensive income (loss) attributable to NTT	¥145,726	¥165,374	$1,723

	Shares or yen		U.S. dollars (Note 2)
	2008	2009	2009
Per share of common stock (Note 4):
Weighted average number of shares outstanding	1,363,883,430	1,323,281,408
Net income (loss) attributable to NTT	¥128.70	¥105.46	$1.10

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Cash flows from operating activities:
Net income (loss)	¥243,176	¥196,306	$2,045
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	503,756	496,606	5,173
Impairment loss	—	304	3
Deferred taxes	(794)	7,760	81
Loss on disposal of property, plant and equipment	21,716	26,290	274
Equity in (earnings) losses of affiliated companies	(3,535)	(2,704)	(28)
(Increase) decrease in notes and accounts receivable, trade	179,137	207,894	2,166
(Increase) decrease in inventories	(86,780)	(50,407)	(525)
(Increase) decrease in other current assets	(289,554)	(75,244)	(784)
Increase (decrease) in accounts payable, trade and accrued payroll	(294,360)	(247,096)	(2,574)
Increase (decrease) in accrued consumption tax	14,298	17,742	185
Increase (decrease) in accrued interest	86	(951)	(10)
Increase (decrease) in advances received	10,758	25,884	270
Increase (decrease) in accrued taxes on income	(114,937)	(185,967)	(1,937)
Increase (decrease) in other current liabilities	30,860	46,275	482
Increase (decrease) in liability for employees’ retirement benefits	(19,946)	20,195	210
Increase (decrease) in other long-term liabilities	11,456	7,811	81
Other	(46,998)	(13,424)	(140)

Net cash provided by (used in) operating activities	158,339	477,274	4,972

Cash flows from investing activities:
Payments for property, plant and equipment	(478,237)	(399,791)	(4,164)
Proceeds from sale of property, plant and equipment	18,013	10,339	108
Payments for purchase of non-current investments	(10,519)	(33,515)	(349)
Proceeds from sale and redemption of non-current investments	37,179	4,167	43
Payments for purchase of short-term investments	(421)	(3,040)
Proceeds from redemption of short-term investments	3,444	10,439
Acquisition of intangibles and other assets	(90,908)	(191,858)	(1,999)

Net cash provided by (used in) investing activities	¥(521,449)	¥(603,259)	$(6,284)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2008	2009	2009
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥353,429	¥275,379	$2,869
Payments for settlement of long-term debt	(227,556)	(221,148)	(2,304)
Proceeds from issuance of short-term debt	1,298,008	1,307,436	13,619
Payments for settlement of short-term debt	(1,145,112)	(1,187,477)	(12,370)
Dividends paid (Note 4)	(61,374)	(72,780)	(758)
Proceeds from sale of (payments for acquisition of) treasury stock, net	43	25	0
Acquisition of treasury stocks by subsidiary	(49,998)	—	—
Other	(43,607)	(41,319)	(430)

Net cash provided by (used in) financing activities	123,833	60,116	626

Effect of exchange rate changes on cash and cash equivalents	(3,820)	1,955	20

Net increase (decrease) in cash and cash equivalents	(243,097)	(63,914)	(665)
Cash and cash equivalents at beginning of period	1,169,566	1,052,777	10,966

Cash and cash equivalents at end of period	¥926,469	¥988,863	$10,301

Cash paid during the period for:
Interest	¥15,153	¥15,754	$164
Income taxes, net	¥248,947	¥307,717	$3,205

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by Section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2008 and 2009, and the consolidated statements of income and cash flows for the three months ended June 30, 2008 and 2009 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Business Combinations

Effective April 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 141R (“SFAS 141R”), “Business Combinations.” SFAS 141R requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. The adoption of SFAS 141R did not have a material impact on the results of operations or the financial position of NTT Group for the three months ended June 30, 2009.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. SFAS 160 also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

The adoption of SFAS 160 has an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification; however, the adoption of SFAS 160 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Financial Guarantee Insurance Contracts

Effective April 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 163 (“SFAS 163”), “Accounting for Financial Guarantee Insurance Contracts – an interpretation of Financial Accounting Standards Board (“FASB”) Statement No. 60.” SFAS 163 prescribes accounting for insures of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. The adoption of SFAS 163 did not have a material impact on the results of operations or the financial position of NTT Group.

Subsequent Events

Effective April 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 165 (“SFAS 165”), “Subsequent Events.” SFAS 165 requires that the effect of subsequent events that occurred after the balance-sheet date and before the date the financial statements are either “issued” or “available to be issued” should be evaluated and disclosed. The adoption of SFAS 165 did not have an impact on the results of operations or the financial position of NTT Group.

(2) Recent Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 164 (“SFAS 164”), “Not-for-Profit Entities: Mergers and Acquisitions.” SFAS 164 gives not-for-profit organizations specific guidance on accounting for mergers and acquisitions, including analogies to business-combination accounting and more uniform presentations. SFAS 164 requirements prescribe how to determine whether a combination is a merger or an acquisition, how to account for each, and the disclosures that should be made. This statement is to be applied prospectively to mergers for which merger dates are on or after the beginning of an initial reporting period beginning on or after December 15, 2009, and to acquisitions for which acquisition dates are on or after the beginning of the first annual reporting period beginning on or after December 15, 2009. Earlier application is prohibited. The adoption of SFAS 164 will not have an impact on the results of operations or financial position of NTT Group.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166 (“SFAS 166”), “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140.” SFAS 166 eliminates the concept and associated guidance of a “qualifying special-purpose entity” (QSPE), creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This statement is effective (including for existing QSPEs) as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. SFAS 166 also provides for transfers that occurred before and after its effective date. Management is currently evaluating the impact of the adoption of SFAS 166 on its results of operations and financial position of NTT Group.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167 (“SFAS 167”), “Amendments to FASB Interpretation No. 46 (R).” SFAS 167 prescribes the change of the approach to determining a variable interest entity’s (“VIE”) primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. This statement is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. Management is currently evaluating the impact of the adoption of SFAS 167 on its results of operations and financial position of NTT Group.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168 (“SFAS 168”), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162.” SFAS 168 prescribes the change which divides non-governmental U.S. GAAP into the authoritative Codification and guidance the non-authoritative, doing away with the previous four-level hierarchy. The financial statements that adopted SFAS 168 should follow the Codification in place of legacy accounting pronouncements. SFAS 168 abolishes SFAS 162. This statement will become effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 will not have an impact on the results of operations or financial position of NTT Group.

(3) Net Income attributable to NTT per Share

Basic net income attributable to NTT per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2008 and 2009, there is no difference between basic EPS and diluted EPS. In January 2009, NTT effected the split of one share of its common stock into 100 shares. The computations of EPS have been adjusted retroactively for the three months ended June 30, 2008 and are presented to reflect the stock split.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2009.

2.	Convenience translation into U.S. dollar amounts:

The consolidated financial statements are expressed in Japanese yen. However, the consolidated financial statements as of and for the three months ended June 30, 2009 have been translated into United States dollars at the rate of ¥96 = U.S.$1, the approximate current exchange rate prevailing on June 30, 2009. Those U.S. dollar amounts presented in the consolidated financial statements and related notes are included solely for convenience of the reader. This translation should not be construed as a representation that any or all the amounts shown could be converted into U.S. dollars at this or any other rate.

3.	Inventories:

Inventories at March 31 and June 30, 2009 comprised the following:

	Millions of yen		Millions of U.S. dollars
	March 31, 2009	June 30, 2009	June 30, 2009
Telecommunications equipment to be sold and materials	¥139,155	¥191,204	$1,992
Projects in progress	132,638	134,240	1,398
Supplies	41,701	39,314	410

Total	¥313,494	¥364,758	$3,800

4.	Equity:

Outstanding shares and Treasury stock –

The changes in the number of outstanding shares and treasury stock for the fiscal year ended March 31, 2009 and for the three months ended June 30, 2009, were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2008	15,741,209	2,102,470.82
Acquisition of treasury stock through purchase of fractional shares	—	2,726.22
Purchase of treasury stock under resolution of the board of directors	—	341,307.00
Resale of treasury stock to fractional shareholders	—	(1,824.08)
Effect of stock split	1,558,379,691	242,023,316.04
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	10,623
Purchase of treasury stock under resolution of the board of directors	—	6,386,800
Resale of treasury stock to holders of less-than-one-unit shares	—	(21,252)
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	8,345
Resale of treasury stock to holders of less-than-one-unit shares	—	(14,922)

Balance at June 30, 2009	1,574,120,900	250,837,590

With the implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), on January 5, 2009, share certificates of listed companies were converted to electronic form.

The introduction of the electronic share certificate system required that fractional shares be eliminated. In order to provide for a smooth transition away from the fractional share system, the board of directors, at their meeting held on May 13, 2008, resolved that, subject to approval of the introduction of the unit share system at the 23rd general shareholders meeting and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the implementation date of the electronic share certificate system, one share of common stock be split into 100 shares, and the number of shares constituting one unit be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

The effective date of the stock split was determined when the implementation date of the Settlement Streamlining Law was set as January 5, 2009. Accordingly, on January 4, 2009, NTT effected the split of one share of its common stock into 100 shares, pursuant to the foregoing resolution. The computations of the per share amount have been adjusted retroactively for the three months ended June 30, 2008 and are presented to reflect the effect of the stock split.

On May 13, 2008, the board of directors resolved that NTT may acquire up to 450,000 outstanding shares (pre-stock split) of its common stock at an amount in total not exceeding ¥200 billion from May 14, 2008 through March 24, 2009. Based on this resolution, NTT acquired 341,307 shares (pre-stock split) of its common stock for a total purchase price of ¥169,767 million from July through December 2008. In January 2009, NTT acquired 6,386,800 shares of its common stock after the stock split for ¥30,233 million. The shareholders’ meeting on June 24, 2009 did not resolve that NTT may acquire its common stock.

Dividend –

Cash dividends paid for the three months ended June 30, 2009 were as follows:

Resolution	The shareholders’ meeting on June 24, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥72,780 million ($758 million)
Cash dividends per share	¥55 ($0.57)
Date of record	March 31, 2009
Date of payment	June 25, 2009

Changes in equity–

Changes in total equity, NTT shareholders’ equity and equity attributable to the noncontrolling interest for the three months ended June 30, 2008, and 2009, were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥7,410,761	¥1,863,998	¥9,274,759
Dividends paid to NTT Shareholders	(61,374)	—	(61,374)
Dividends paid to noncontrolling interests and other equity transactions	43	(78,615)	(78,572)
Net income (loss)	175,534	67,642	243,176
Comprehensive income (loss)	(29,808)	(3,821)	(33,629)
Balance at June 30, 2008	¥7,495,156	¥1,849,204	¥9,344,360

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥7,298,110	¥1,847,520	¥9,145,630
Dividends paid to NTT Shareholders	(72,780)	—	(72,780)
Dividends paid to noncontrolling interests and other equity transactions	25	(33,855)	(33,830)
Net income (loss)	139,557	56,749	196,306
Comprehensive income (loss)	25,817	6,671	32,488
Balance at June 30, 2009	¥7,390,729	¥1,877,085	¥9,267,814

	Millions of U.S. dollars
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	$76,022	$19,245	$95,267
Dividends paid to NTT Shareholders	(758)	—	(758)
Dividends paid to noncontrolling interests and other equity transactions	0	(352)	(352)
Net income (loss)	1,454	591	2,045
Comprehensive income (loss)	269	69	338
Balance at June 30, 2009	$76,987	$19,553	$96,540

5.	Fair value measurements:

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—	Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—	Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2009 are as follows:

	Millions of yen
	March 31, 2009
	Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	¥170,551	¥168,695	¥1,856	—
Derivatives	6,205	—	6,205	—

Liabilities
Derivatives	¥5,651	—	¥5,651	—

	Millions of yen
	June 30, 2009
	Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	¥169,161	¥167,116	¥2,045	—
Derivatives	6,717	—	6,717	—

Liabilities
Derivatives	¥7,385	—	¥7,385	—

	Millions of U.S. dollars
	June 30, 2009
	Fair value measurements using
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Available-for-sale securities	$1,762	$1,741	$21	—
Derivatives	70	—	70	—

Liabilities
Derivatives	$77	—	$77	—

*1	Quoted prices for identical assets or liabilities in active markets
*2	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
*3	Unobservable inputs

Assets and liabilities measured at fair value on a nonrecurring basis are immaterial for the three months ended June 30, 2009.

6.	Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, system integration services and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen		Millions of U.S. dollars
For the three months ended June 30	2008	2009	2009
Regional communications business -
Customers	¥858,310	¥833,814	$8,686
Intersegment	136,797	126,921	1,322

Total	995,107	960,735	10,008

Long distance and international communications business -
Customers	287,994	282,931	2,947
Intersegment	23,492	25,153	262

Total	311,486	308,084	3,209

Mobile communications business -
Customers	1,156,507	1,073,293	11,180
Intersegment	13,739	11,461	120

Total	1,170,246	1,084,754	11,300

Data communications business -
Customers	212,897	239,848	2,498
Intersegment	28,951	30,252	315

Total	241,848	270,100	2,813

Other -
Customers	77,880	73,003	761
Intersegment	189,716	188,202	1,960

Total	267,596	261,205	2,721
Elimination	(392,695)	(381,989)	(3,979)

Consolidated total	¥2,593,588	¥2,502,889	$26,072

Segment profit or loss:

	Millions of yen		Millions of U.S. dollars
For the three months ended June 30	2008	2009	2009
Operating income (loss):
Regional communications business	¥11,174	¥16,076	$167
Long distance and international communications business	27,912	24,892	259
Mobile communications business	295,139	250,370	2,608
Data communications business	21,653	21,242	221
Other	14,187	11,174	117

Total	370,065	323,754	3,372
Elimination	1,998	2,017	21

Consolidated operating income	¥372,063	¥325,771	$3,393

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international operations.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2008 and 2009.

7.	Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three months ended June 30, 2008 and 2009 were ¥53,263 million and ¥58,378 million ($608 million), respectively.

8.	Contingent liabilities:

Contingent liabilities at June 30, 2009 for loans guaranteed amounted to ¥9,578 million ($100 million).

At June 30, 2009, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9.	Subsequent events:

There were no significant subsequent events for the period after June 30, 2009 through the issue date of the financial statement.